

December 23, 2010

Nicol G. Graham
Chief Financial Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

     Re: **Houston Wire & Cable Company**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 15, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              File No. 001-34361

Dear Mr. Graham:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page 28

Consolidated Statements of Income, page 31

1.   We note that you do not present amounts for selling, general and administrative expenses and that you present an amount for gross profit even though costs of sales appears to exclude certain amounts, such as depreciation. Please tell us how you considered of Rule 5-03 of Regulation S-X and SAB Topic 11.B in your presentation of the statement of operations.

Consolidated Statements of Cash Flows, page 33

2.   You reflect a book overdraft for 2009, 2008 and 2007 within your cash provided by operating activities. Please tell us why you have reflected these amounts as operating and not financing activities. Please note that this comment also applies to your subsequent Forms 10-Q. Refer to AICPA TPA 1300.15.

Note 1. Organization and Summary of Significant Accounting Policies, page 34

Accounts Receivable, page 35

3.   We note that your provision for returns and allowances was $(109,000), $70,000 and $(37,000) in 2009, 2008 and 2007, as shown on your statements of cash flows. Please respond to the following:

-       Please tell us the nature of your return and allowance policies with your customers. Reconcile with your disclosures on page 36 where you disclose that customers are permitted to return product only on a case-by-case basis and in the past customer returns have not been material. You also disclose that you may offer volume rebates and you accrue those rebates monthly as an adjustment to net sales.
-       Please explain your accounting policies for determining the amount of the reserve for returns and allowances.
-       Please tell us why you credited the provision in 2009 and 2007.
-       Please show us a rollforward of your provision account for 2007, 2008 and 2009 and the subsequent interim periods in 2010.

Inventories, page 35

4.   We note from page 21 that copper prices declined by approximately 25% in 2009. Please tell us whether and how the copper prices affected your inventory impairment analysis as of 12/31/09.

5.   Further, please tell us the primary reasons for the inventory reserve charge of $529,000 in fiscal 2009 as shown on your statements of cash flows.

6.   We note from your website that you carry $100 million in inventory to supply your customers. Please tell us what you mean by this, as we note that inventory levels have averaged approximately $58 million and never exceeded $75 million over the past five years.

Note 2. Detail of Selected Balance Sheet Accounts, page 38

7.   Please tell us the nature of the amounts reflected for customer advances and rebates and your accounting policies for these accounts. Please tell us why the accrual for customer advances increased and the accrual for customer rebates declined between 2008 and 2009.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 3. Business Combinations, page 6

8.   With respect to your acquisition on June 25, 2010, of Southwest Wire Rope LP and its subsidiary, Southern Wire LLC, we note that the total purchase price has been allocated on a provisional basis and are subject to change once the purchase price allocation valuations are finalized. Please tell us the reasons why the initial accounting is incomplete, the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete, the nature and amount of any measurement period adjustments recognized during the reporting period. Include a discussion of the types of information you are seeking about facts and circumstances that existed as of the acquisition date. Refer to ASC 805-10-25-14 and ASC 805-10-50-6..

9.   Please tell us why this note only refers to the acquisition of Southwest Wire Rope LP and its subsidiary, Southern Wire LLC. We note that your Form 8-K dated June 25, 2010, discloses that you also acquired Southwest Wire Rope GP LLC. Please similarly explain why the pro forma financial statements in your Form 8-K also appear to exclude Southwest Wire Rope GP LLC.

10.   We note that you acquired customer relationships and trade names in the acquisition and you do not plan to amortize the trade names. We note from the Form 8-K filed for the acquisition that the Heavy Lift Business had intangible assets consisting of trade names, customer lists and distribution rights that were being amortized over 15 years, 12 years, and 5 years, respectively. Please respond to the following:

   •   Please tell us the difference between the trade names and customer relationships acquired and the trade names and customer lists accounted for as intangible assets by the Heavy Lift Business.
   •   Please explain why you are not amortizing the trade name intangible asset, especially given that the Heavy Lift Business was amortizing its trade name asset over 15 years.

11.   Further, we note from the pro forma disclosures in the amended Form 8-K dated June 25, 2010, that you estimated that you would acquire customer contracts and relationships of $18,130 with a useful life of twenty years and trademarks and trade names of $10,300 with indefinite useful lives. Please tell us the reasons for any significant differences between your initial assumptions used to value these assets and your actual valuations.

Exhibit 31 Certifications

12.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671 with any questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant